Exhibit 99.1

Jiayin Group Inc. Announces Change of Director

SHANGHAI, China, July 2, 2026 (GLOBE NEWSWIRE) -- Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced that Ms. Xiaojing Lu has been appointed as a director of the Company’s board of directors (the “Board”), a member of the compensation committee of the Board and a member of the nominating and corporate governance committee of the Board, effective as of July 1, 2026. Ms. Yifang Xu has resigned from her position as a director of the Company, a member of the compensation committee of the Board and a member of the nominating and corporate governance committee of the Board, effective as of July 1, 2026, for personal reasons.

Ms. Xiaojing Lu brings over 15 years of expertise in financial technology and services to the Board, with a proven track record spanning credit user growth, credit operations, and risk management. Ms. Lu has served as Vice President of Credit User Growth Operations since April 2025, spearheading the Company’s borrower acquisition, lifecycle engagement, and operational initiatives. Since joining the Company in 2019, she has been responsible for market expansion, operational scaling, and risk strategy, having previously served as Senior Director and Director of Credit User Growth Operations from 2021 to April 2025, and Senior Manager of Risk Strategy from 2019 to 2021. Prior to joining the Company, Ms. Lu led risk management and credit operations teams at various financial information services firms from 2015 to 2019. She began her career at Ping An Data Technology (Shenzhen) Co., Ltd. in 2011. Ms. Lu is currently pursuing an Executive MBA at China Europe International Business School (CEIBS) and she received her MBA from East China Normal University in 2023.

Mr. Dinggui Yan, the Company’s Founder, Director and Chief Executive Officer, commented, “On behalf of the Board and the company, I would like to express our sincere gratitude to Ms. Yifang Xu for her dedicated service and valued insights during her tenure as director. We are pleased to appoint Ms. Xiaojing Lu as a director. Over the past six years, Ms. Lu has been a vital leader within our executive team, demonstrating a profound understanding of our operational framework and industry ecosystem. Her proven leadership and deep corporate insight will be invaluable to the sustainable development of the Company.”

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs

Exhibit 99.1

advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit http://ir.jiayintech.cn/.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing borrowers and attract new borrowers in an effective and cost-efficient way, the Company’s ability to increase the transaction volume through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For investor and media inquiries, please contact:

Jiayin Group

Ms. Emily Lu

Email: ir@jiayinfintech.cn